Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

DAO Labs, Inc.
807 Broadway St NE
Minneapolis, MN 55413
mydaolabs.com

Up to $1,069,997.53 in Class B Common Stock at $2.83
Minimum Target Amount: $9,998.39

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: DAO Labs, Inc.
Address: 807 Broadway St NE, Minneapolis, MN 55413
State of Incorporation: DE
Date Incorporated: October 09, 2015

Terms:

Equity

Offering Minimum: $9,998.39 | 3,533 shares of Class B Common Stock
Offering Maximum: $1,069,997.53 | 378,091 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $2.83
Minimum Investment Amount (per investor): $299.98

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Early Bird

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 10% Bonus Shares.

Super Early Bird Bonus

Invest within the first week and receive additional 5% Bonus Shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 2% Bonus Shares.

<u>Investment Incentives and Bonuses*</u>

Tier 1: $300+

- Immunity Bundle (5 Days of Immunity Support)
- One Week of Bounce Back Cold & Flu Formula

Tier 2: $750+

- Immunity Bundle (5 Days of Immunity Support)
- One Week of Bounce Back Cold & Flu Formula
- DAO Labs Herbal Hydro Flask

Tier 3: $1,500+

- Immunity Support Bundle

- Bounce Back Cold & Flu Formula - One Week
- DAO Labs Hydro Flask
- DAO Labs Gua Sha Facial Stone Kit
- 10% Lifetime Product Discount

Tier 4: $3,000+

- Immunity Support Bundle
- Bounce Back Cold & Flu Formula - One Week
- DAO Labs Hydro Flask
- DAO Labs Gua Sha Facial Stone Kit
- Virtual Consultation
- 15% Lifetime Product Discount

Tier 5: $5,000+

- Immunity Support Bundle
- Bounce Back Cold & Flu Formula - One Week
- DAO Labs Hydro Flask
- DAO Labs Gua Sha Facial Stone Kit
- Virtual Consultation
- 20% Lifetime Product Discount
- 3% Bonus Shares

Tier 6: $10,000+

- Immunity Support Bundle
- Bounce Back Cold & Flu Formula - One Week
- DAO Labs Hydro Flask
- DAO Labs Gua Sha Facial Stone Kit
- 25% Lifetime Product Discount
- Annual call with CEO and Consultation with Dr. Eric Karchmer
- 5% Bonus Shares

Tier 7: $15,000+

- Immunity Support Bundle
- Bounce Back Cold & Flu Formula - One Week
- DAO Labs Hydro Flask
- DAO Labs Gua Sha Facial Stone Kit
- 40% Lifetime Product Discount
- Annual call with CEO and Consultation with Dr. Eric Karchmer
- 7% Bonus Shares

Tier 8: $25,000+

- Immunity Support Bundle
- Bounce Back Cold & Flu Formula - One Week
- DAO Labs Hydro Flask

- DAO Labs Gua Sha Facial Stone Kit
- 40% Lifetime Product Discount
- Annual call with CEO and Consultation with Dr. Eric Karchmer
- 10% Bonus Shares

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Dao Labs, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.83 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $283. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

DAO Labs is a Dietary Supplements and lifestyle business that combines the ancient principles of Traditional Chinese Medicine with modern convenience. At DAO Labs, it is our mission to make Traditional Chinese Medicine as accessible, approachable and as palatable as possible. We've created a direct-to-consumer platform that allows us to reach customers globally, and built a network of alternative healthcare practitioners who carry our formulas and support our outreach, vision and message.

In addition, the Company offers a "telehealth" component through its virtual consultation offering, connecting consumers with Acupuncturists to achieve their health and wellness goals.

DAO Labs was originally organized as DAO Labs LLC, a Delaware LLC in 2015 and converted to a Delaware Corporation in April 2021.

Competitors and Industry

DAO Labs Inc. is a Dietary Supplement and wellness services company, focusing primarily on the distribution of Chinese herbal formulas that have been re-developed and designed for a Western consumer audience. We offer "telehealth" solutions through our virtual consultations with Licensed Acupuncturists. As Dietary Supplements, DAO Labs formulas are part of a large, growing and dynamic category. According to October 2019 Mintel analysis, total US sales of vitamins, minerals and supplements was forecasted at $25.9 billion in 2019, with expected growth to $32.1 billion by 2024.

The dominant players in the Dietary Supplement space are many, from large players like Nestle Health and Wellness, to brands such as Vital Proteins, Ancient Nutrition and Gaia Herbs who incorporate a variety of herbal options into powdered and capsuled supplements.

The market for Traditional Chinese Herbs in the U.S. is dominated by mostly foreign companies, whose brands are less consumer-forward and centric.

Current Stage and Roadmap

The Company has a portfolio of powdered-based herbal supplements, some of which have been in distribution for nearly four years. The Company has added to these formulas, all of which carry favorable and compelling testimonials from its customers and the alternative healthcare practitioners who carry the line in their clinics. The Company's most recent formulas were launched in pressed tablet format, packaged in individual packages that allow for customization.

DAO Labs will continue to add additional formulas to the portfolio, in addition to scaling its services offerings in the months ahead, while continuing to evolve our product formats and consumer ordering capabilities.

The Team

Officers and Directors

Name: John G. McGarvey

John G. McGarvey's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: January 01, 2017 - Present
  Responsibilities: John overseas all aspects of sales, marketing and operations, including but not limited to strategy. John also work with our CPA and legal counsel on both finances and legal matters. As an owner and investor in the company, John does not take a salary or receipt equity.

Name: Travis W. Metzger

Travis W. Metzger's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Product Development and Head of Customer Experience
  Dates of Service: January 01, 2017 - Present
  Responsibilities: Travis overseas product development, including managing vendors and working closely with manufacturers. He also currently oversees product fulfillment and customer service. As an owner and investor in the company, Travis does not take a salary or receipt equity.

Name: Dr. Eric Karchmer, MD (China), Phd and LAc

Dr. Eric Karchmer, MD (China), Phd and LAc's current primary role is with Appalachian State University. Dr. Eric Karchmer, MD (China), Phd and LAc currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Doctor of Chinese Medicine
  Dates of Service: January 01, 2017 - Present
  Responsibilities: Responsible for formula and herbal strategy, ensuring that we are using the appropriate formulas that align with the appropriate needs. He also develops proprietary formulas based on his experience and training. As an owner and investor in the company, Eric does not take a salary or receipt equity. DAO Labs has agreed in principle to issue to Eric Karchmer in consideration of certain services previously provided to DAO Labs a Phantom Stock or similar grant, which grant would provide to Mr. Karchmer the right to receive upon the occurrence of certain future events, including, for example, a change of control of DAO Labs or a similar liquidity event, a cash payment in an amount equal to the dollar amount of consideration Mr. Karchmer would have received if he owned up to three percent (3%) of the issued and outstanding shares of Class A Common Stock of DAO Labs, calculated on a pre-offering basis (the equivalent of up to 123,631.29 shares of Class A Common Stock). It is anticipated that this proposed grant, upon issuance, will increase the proceeds of a future liquidity event to which Mr. Karchmer is entitled and will, as a result, reduce the proceeds otherwise payable to the other stockholders of DAO Labs, including those stockholders who purchase shares of Class B Common Stock in this offering.

Other business experience in the past three years:

- **Employer:** Appalachian State University
  Title: Professor
  Dates of Service: January 01, 2014 - Present
  Responsibilities: Teacher and lecturer

Name: Brad McDowell

Brad McDowell's current primary role is with Partner at Paisley Capital Partners. Brad McDowell currently services 1 hour hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: February 28, 2017 - Present
  Responsibilities: Assess and assist with the overall strategy and direction of the Company. As a Director and investor in the company, Brad does not receive compensation for his role as a Director.

Name: Matthew Karchmer

Matthew Karchmer's current primary role is with Portfolio Manager at Point72 Asset Management. Matthew Karchmer currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: February 28, 2017 - Present
  Responsibilities: Assess and assist with the overall strategy and direction of the Company. As a Director and investor in the company, Matt does not receive compensation for his role as a Director.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other

information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Equity in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when

we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants of one type of service. Our revenues are therefore dependent upon the market for these services and products.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Minority Holder; Securities with No Voting Rights

The Equity that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
DAO Labs, Inc was formed on April 7, 2021 (and prior to that, DAO Labs LLC which was formed on May 24, 2016). Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. DAO Labs has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it’s because you think that DAO Labs is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the

Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our company. Further, any significant disruption in service on Shopify or in its computer systems could reduce the attractiveness of the company and result in a loss of investors and companies interested in using our company. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on DAO Labs could harm our reputation and materially negatively impact our financial condition and business.

Risks Related to the Company
Our failure to appropriately respond to changing consumer trends, preferences, and demand for new products and product enhancements could materially harm our customer relationships and product sales or otherwise materially harm our business, financial condition, and operating results. Our business is subject to rapidly changing consumer trends and preferences and product introductions, especially with respect to

our [nutrition/supplement] products. Our success depends in part on our ability to anticipate and respond to these changes and introductions, and we may not respond or develop new products or product enhancements in a cost-effective, timely, or commercially appropriate manner, or at all. The success of our new product offerings and enhancements depends on a number of factors, including our ability to: • accurately anticipate consumer needs; • innovate and develop new products and product enhancements that meet these needs; • successfully commercialize new products and product enhancements; • price our products competitively; • manufacture and deliver our products in sufficient volumes and in a cost-effective and timely manner; and • differentiate our product offerings from those of our competitors and successfully respond to other competitive pressures, including technological advancements, evolving industry standards, and changing regulatory requirements. Our failure to accurately predict changes in consumer demand could negatively impact consumer opinion of our products or our business, which in turn could harm our relationships with our customers, and cause the loss of sales. In addition, if we do not introduce new products or make enhancements to meet the changing needs of our customers in a cost-effective, timely, and commercially appropriate manner, or if our competitors release new products or product enhancements before we do, some of our product offerings could be rendered obsolete, which could cause our market share to decline and negatively impact our business, financial condition, and operating results. If any of our third-party suppliers fail to reliably supply products to us at required levels of quality or fail to comply with applicable laws, our financial condition and operating results could be materially and adversely impacted. Any significant interruption of production of any of our suppliers may materially harm our business, financial condition, and operating results. For example, natural disasters, technical issues, work stoppages, or other unforeseen or catastrophic events that result in significant interruption of production at any of our suppliers could impede our ability to conduct business. If we were to experience such an event resulting in the temporary, partial, or complete shutdown of one a part or all of a key supply chain, we could experience delays in our production or shipping, reductions in our net sales, damage to our relationship with customers and damage to our reputation, any of which could harm our business, financial condition, and operating results. Additionally, we cannot assure you that our suppliers will continue to reliably supply products to us at the levels of quality, or the quantities, we require, and in compliance with applicable laws. If any of our suppliers were to become unable or unwilling to continue to provide us with products in required volumes and at suitable quality levels, we may be required to identify and obtain replacement sources. There is no assurance that we would be able to obtain acceptable alternative sources on a cost-effective or timely basis, or at all. An extended interruption in the supply of our products would result in the loss of sales, which could have a material adverse effect on our business, financial condition, or operating results. In addition, any actual or perceived degradation of product quality may have an adverse effect on sales or result in increased product returns and buybacks. We are subject to material product liability risks, which could increase our costs and materially harm our business, financial condition, and operating results. Our ingestible products are classified as foods or dietary supplements [and are not subject to pre-market regulatory approval in the

United States]. Our products could contain contaminated substances, and some of our products contain ingredients that do not have long histories of human consumption or use. Unknown adverse reactions resulting from human consumption or use of these ingredients could occur. We may be subjected to various product liability claims, including claims that the products contain contaminants, include inadequate instructions as to their uses, and include inadequate warnings concerning side effects and interactions with other substances. It is possible that widespread product liability claims could increase our costs and materially adversely affect our business, financial condition, and operating results. Even claims without merit could subject us to adverse publicity and require us to incur significant legal fees. Moreover, product liability claims may increase our costs through higher insurance premiums and deductibles, and may make it more difficult to secure adequate insurance coverage in the future. In addition, our product liability insurance may not cover all product liability claims, which may require us to pay substantial monetary damages. Finally, even if our insurance covers a claim, in certain cases we may be subject to the full amount of liability associated with any claims, which could be substantial. Our sourcing of products from suppliers with international operations is subject to various risks associated with changes in local laws, regulations and policies. Our use of international suppliers subjects us to a variety of international laws, regulations and polices, including, but not limited to, those related to tariffs, trade restrictions and trade agreements, investments, taxation, capital controls, employment regulations, different liability standards, and limitations on the repatriation of funds due to foreign currency controls. Our sourcing of products from suppliers with international operations is also sensitive to changes in foreign national priorities, including government budgets, as well as political and economic instability. In addition, prolonged closures due to COVID-19 may disrupt the operations of certain of our suppliers, which could negatively impact our business. Unfavorable changes in any of the foregoing could adversely affect our results of operations or could cause a disruption in our supply chain for products sourced internationally.

Risks Relating to Regulation and Compliance

Our products are affected by extensive regulations and our failure or our suppliers' failure to comply with any regulations could lead to significant penalties or claims, which could materially harm our financial condition and operating results. In both domestic and foreign markets, the formulation, manufacturing, packaging, labeling, distribution, advertising, importation, exportation, licensing, sale, and storage of our products are subject to government regulation. We are primarily subject to laws and regulations in the United States promulgated by federal, state and local government authorities. In the United States, the federal agencies governing the manufacture, distribution and advertising of products including, among others, the U.S. Federal Trade Commission ("FTC"), the U.S. Food and Drug Administration ("FDA"), the United States Department of Agriculture ("USDA"), the U.S. Environmental Protection Agency and the Occupational Safety and Health Administration and similar state and local agencies. Under various statutes, these agencies, among other things, prescribe the requirements and establish the standards for quality and safety and regulate marketing and advertising to consumers. Certain of these agencies, in certain circumstances, must not only approve products, but also review the manufacturing processes and facilities used to produce these products before they can be marketed in the United States. Our failure or the failure of our suppliers to comply with applicable regulations could disrupt the supply of our products, our marketing activity, the sale of our products, or lead to increased costs, legal or regulatory proceedings, the imposition of significant penalties, or harm our reputation, any of which could adversely impact our business, financial condition, and operating results. In addition, regulatory authorities periodically review legislative and regulatory policies and initiatives, and may promulgate new or revised, or adopt changes in the interpretation and enforcement of existing, regulations at any time. The adoption of new regulations or changes in the interpretations of existing regulations may result in significant compliance costs or discontinuation of impacted product sales and may negatively impact the marketing of our products or require us to change or cease aspects of our business, any of which could result in significant loss of sales and harm our business, financial condition, and operating results. As a distributor of food products, we are subject to a number of food-related regulations. Our products are subject to various federal, state and local regulations, including the Federal Food, Drug and Cosmetic Act and regulations promulgated thereunder by the FDA. This comprehensive regulatory framework governs the manufacture (including composition and ingredients), labeling, packaging and safety of food in the United States. The FDA: • regulates manufacturing practices for foods through its current good manufacturing practices regulations; • specifies the standards of identity for certain foods, including many of the products we sell; and • prescribes the format and content of certain information required to appear on food product labels We are subject to numerous other federal, state and local regulations involving such matters as the licensing and registration of manufacturing facilities, enforcement by government health agencies of standards for our products, inspection of our facilities and regulation of our trade practices in connection with the sale of food products. We are subject to various labeling requirements with respect to our products at the federal, state and local levels. At the federal level, the FDA has authority to review product labeling, and the FTC may review labeling and advertising materials, including online and television advertisements, to determine if advertising materials are misleading. We are also subject to various state and local consumer protection laws. We believe we are in material compliance with all labeling laws and regulations applicable to our business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
John G. McGarvey	1,716,359	Class A Common Stock	38.86

The Company's Securities

The Company has authorized Class A Common Stock, and Class B Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 378,091 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 5,000,000 with a total of 3,988,682 outstanding.

Voting Rights

1 vote per share

Material Rights

Holders of Class A Common Stock and general Stock Holders have pre-emptive rights to the issuances of new securities. right of first refusals, and drag-a-long rights as outlined in the company's Stockholder Agreement dated April 7, 2021.

Exclusion of ROFR and Pre-Emptive Rights from this Offering.

Definitions

"Proposed 2021 Offering" means the private offering of shares of Class B Common Stock pursuant to that certain Company Engagement and Posting Agreement dated November 19, 2020 by and between the Company, StartEngine Capital LLC and StartEngine Secure LLC.

"Excluded Issuance" means an issuance or sale of any Capital Stock or Stock Equivalents issued or sold by the Company in connection with: (a) a grant to any existing or prospective Directors, officers or other employees, consultants or service providers of the Company or any Company Subsidiary pursuant to an equity-based plans or other compensation agreement; (b) the conversion or exchange of any securities of the Company into Capital Stock, or the exercise of any warrants or other rights to acquire Capital Stock; (c) any acquisition by the Company or any Company Subsidiary of any equity interests, assets, properties or business of any Person; (d) any merger, consolidation or other business combination involving the Company or any Company Subsidiary; (e) the commencement of any Public Offering or any transaction or series of related transactions involving a Change of Control; (f) any subdivision of Capital Stock (by a split of Capital Stock or otherwise), payment of stock dividend, reclassification, reorganization or any similar recapitalization; (g) any private placement of warrants to purchase Capital Stock to lenders or other institutional investors (excluding the Stockholders) in any arm's length transaction in which such lenders or investors provide debt financing to the Company or any Company Subsidiary; (h) a joint venture, strategic alliance or other commercial relationship with any Person (including Persons that are customers, suppliers and strategic partners of the Company or any Company Subsidiary) relating to the operation of the Company's or any Company Subsidiary's business and not for the primary purpose of raising equity capital; (i) any office lease or equipment lease or similar equipment financing transaction in which the Company or any Company Subsidiary obtains from a lessor or vendor the use of such office space or equipment for its business; (j) the Proposed 2021 Offering; and (k) the Remaining 2019 Offering.

Pre-Emptive Right Summary

Section 3.01 Pre-emptive Right.

(a) Issuance of New Securities. The Company hereby grants to the each Stockholder holding shares of Class A Common Stock (each a "Pre-emptive Stockholder") a separate right to purchase its Pre-emptive Pro Rata Portion (subject to its over-allotment option in Section Section 3.01(d) below) of any New Securities that the Company may from time to time propose to issue or sell to any party; provided, that the provisions of this Section 3.01 shall not apply to any Excluded Issuance.

Right of First Refusal Summary

Section 4.03 Right of First Refusal.

(a) Offered Stock. At any time prior to the consummation of a Qualified Public Offering, and subject to the terms and conditions specified in Section 4.01, Section 4.02, this Section 4.03 and Error! Reference source not found., the Company, first, and each Stockholder (collectively the "ROFR Rightholders"), second, shall have a right of first refusal if any other Stockholder (the "Offering Stockholder") receives a bona fide offer from any Person (a "Prospective Transferee") that the Offering Stockholder desires to accept (a "Transfer Offer") to Transfer all or any portion of any Shares (or applicable Stock Equivalents) it owns (the "Offered Stock"). Each time an Offering Stockholder receives a Transfer Offer for any Offered Stock from a Prospective Transferee, the Offering Stockholder shall first make an offering of the Offered Stock to the Company, first, and each ROFR Rightholder other than the Offering Stockholder (the "Applicable ROFR Rightholders"), second, all in accordance with the following provisions of this Section 4.03, prior to Transferring such Offered Stock to the Prospective Transferee. For any particular Transfer Offer, this right of first refusal and the terms and conditions set forth in this Section 4.03 shall be applied separately on a class-by-class and series-by-series basis for each class or series of Offered Stock, as applicable (including for purposes of calculating the respective ROFR pro rata portions in Section Section 4.03(d)), but with the Class A Common Stock and Class B

Common Stock treated as one class of Offered Stock in any Transfer Offer.

Class B Common Stock

The amount of security authorized is 5,000,000 with a total of 428,000 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

There are no material rights associated with Class B Common Stock.

What it means to be a minority holder

As a minority holder of Equity of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;

- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $420,250.00
  Use of proceeds: Marketing and Inventory
  Date: January 15, 2019
  Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $80,000.00
  Number of Securities Sold: 93,832
  Use of proceeds: Marketing and Inventory
  Date: April 12, 2021
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenues increased by 81% from 2019 to 2020 due in part through increased customer acquistion, brand awareness and an increase in our alternative healthcare sales channel. Moreover, operating margin increased substantially, from 46.2% to 62.5% year over year, while we streamlined operating expenses to significantly reduce the company's overall net loss.

Revenues increased significantly as a result of a variety of factors, namely the surge in supplement sales industry wide, particularly those for immunity related benefits, as a result of the global pandemic. Moreover, many of the Company's digital marketing tactics that were executed over prior years lead to an increase in visitor traffic and sales conversions as a consequence of chianging consumer behaviors. During this period, the Company experienced a variety of unsolicited public relations "wins" that assisted as well.

The increase in operating margins ("Gross Profit") were primarily due to a change in the Company's contract manufacturing relationship. There were two changes in 2020 from the Company's original manufacturer that significantly reduced costs of goods sold (there were no changes to ingredients and formulations; moreover, the Company did not increase prices over this period). Of note, Gross Profit captures a blend from the Company's two sales channels, with revenue from its Practitioner Channel sold at a lower price. The Company has continued to improve upon its Gross Profit margin into 2021, realizing a 65% margin in Q1 2021 (per the Company's unaudited internal financials).

The Company reduced Operating Expenses throughout 2020, through a mix of realignment of the sales team, along with a streamlining of fulfillment structure.

The Company reduced its Net Loss as the above changes flowed through the Company's operations, while it continued to invest in certain marketing activities to drive customer acquisition. In the first quarter of 2021, the Company operated on a break-even basis, while experiencing a positive EBITDA (per the Company's unaudited internal financials).

Historical results and cash flows:

The Company's working capital needs (primarily the expenses related to inventory, and certain ingredients that require a long lead time and deposits to secure production) represent a signficant component of cash needs for the Company. Moreover, the Company placed ingredients deposits for two new formulas in 2020 that did not materially contribute to the Company's revenue until 2021.

Needed cash for the business was supplied through a mix of Convertible Notes (loans) and personal loans. A majority of these loans were converted into equity in April, 2021.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The Company has historically had the ability to borrow money from both Shareholders, and also from it's primary e-commerce host, Shopify.

At the end of 2020, the Company had $15,540.00 on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this campaign will be used primarily for sales and marketing purposes, along with the associated build-up in inventory. The Company has operated on a very limited operating budget for the past two years, during which time, management focussed on improving the overall operating performance (namely increased Gross Profit and a reduction in overall expenses). Therefore, management does not believe that the funds are critical to the day to day operations, but rather the overall success of growing the business.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this Reg CF offering are not critical to the viability of the company but are critical to the Company's ability to scale revenue and increase the accompanying required inventory.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

With a minimal raise, we will be able to sustain the company as the bulk of the raised funds will be applied to sales and marketing growth. The Company's management believes that the minimal required expense to operate is approximately $300,000.

How long will you be able to operate the company if you raise your maximum funding goal?

With a successful raise to our maximum funding goal, the Company's management believes we can operate indefinitely as the funds at that stage will not be critical to the Company's day-to-day operations.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Yes, additional sources of capital are potentially available in the future from the Company's current founders and equity holders, other private investors or debt from financial or banking institutions.

Indebtedness

- **Creditor:** Sunrise Banks
  Amount Owed: $22,200.00
  Interest Rate: 1.0%
  Maturity Date: October 17, 2022
  This note was forgiven on March 3, 2021.

- **Creditor:** Delmar Metzger
  Amount Owed: $60,000.00
  Interest Rate: 3.0%
  Maturity Date: December 31, 2021
  This note was converted into equity on March 31, 2021

- **Creditor:** John G. McGarvey
  Amount Owed: $151,611.00
  Interest Rate: 3.0%
  Maturity Date: December 31, 2021
  A majority ($133,293) of this was converted into Common A shares on March 31, 2021.

- **Creditor:** Convertible Notes
  Amount Owed: $420,250.00
  Interest Rate: 6.0%
  Maturity Date: May 05, 2023
  All of this was converted into Common A shares on March 31, 2021.

- **Creditor:** Shopify Capital Inc.
  Amount Owed: $33,592.00
  Interest Rate: 14.0%
  Maturity Date: December 31, 2021

Related Party Transactions

- **Name of Entity:** Delmar Metzger
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: Note payable to Delmar Metzger of $60,000
  Material Terms: 3.00% interest. This was converted into Common A equity on March 31, 2021.

- **Name of Entity:** John G. McGarvey
  Relationship to Company: Director

Nature / amount of interest in the transaction: Note Payable of $151,611.
Material Terms: 3.00% interest. This was converted to Common A shares on March 31, 2021.

Valuation

Pre-Money Valuation: $12,499,210.06

Valuation Details:

The pre-money valuation has been calculated on a fully diluted basis. The Company calculated its valuation internally, without a formal third-party independent evaluation.

The Company determined its pre-money valuation based on an analysis of multiple factors. The Company looked at the (i) market size and growth dynamics of the US Vitamins, Minerals and Supplements Market, the Global Botanicals, Acupuncture Market and growth trends and adoption of distance / remote health services such as telemedicine; (ii) the growth of DAO Labs customer base and alternative healthcare provider network; (iii) forward-looking projections regarding its legacy formulas, it's new pill formulas, and it's virtual consultation/services offering.

i. Market size: The total size of the Vitamins, Mineral and Supplement market was expected to grow to $32.1 billion by 2024 from $25.9 billion in 2019 (according to Mintel's "SUPPLEMENTS, US, October 2019; global growth of supplements is expected to reach $150 billion, with a 9.5% growth due to the global pandemic according to the Nutrition Busines Journal in November, 2020), with the growth of the Global Botanicals and Acupuncture market from $38.94 billion in 2019 to $165.11 billion by 2027, growing at a 19.76% CAGR during this period (according to a November 2020 report by Vision Research). The Company also factored in the opportunity in the Virtual Health arena, with consumer adoption of telehealth visits in the U.S. nearly doubling from 2013 to 46 million users by 2022 (on the low end of projections; higher-end estimates put the figure closer to 81 million according to 2019 data from IQVIA/Statista), with overall satisfaction in consumer telehealth experiences reaching 97% ("Telehealth: A Path to Virtual Integrated Care", AHA Center for Health and Innovation).

ii. The growth of DAO Labs is a function of a) increasing it's direct to consumer customer base through multiple digital and conventional tactics, driving conversions through the Company's continued improvement to its consumer experience to deliver more personalized and customizable purchasing options (representing a significant opportunity in the Vitamin, Mineral and Supplement category; this option was launched in late 2020 with the introduction of the Company's new "Cold Seasons Solutions" formulas (herbal tablets) and is in the process of being rolled-out to the other formulas beginning in July 2021), and finally the strategic launch of new formulas, with three currently in development by the Company and with ample room to expand beyond this given the depth of options within the Chinese herbal medicine category and the health segments these herbal formulas can support; b) the growth opportunity in the alternative healthcare channel which the Company focuses on and continues to grow, through its focus on the Acupuncture and Integrative Health health sectors; c) the inclusion of our Virtual Consultation (“services”) offering and previously mentioned growth in consumer adoptions, and; d) new product development, including the release of two new formulas that were launched just prior to this fundraising campaign, purposely developed in a new format (pressed tablets) to reach a new customer segment.

iii. Forward-looking Projections: The Company’s sales are divided into two channels: 1) Direct to Consumer, and; 2) Direct-to-Practitioner. With the Company’s move to customize and personalize the Direct to Consumer offerings and push into different product formats, the Company anticipates growing its customer base due to the alignment in consumer purchasing preferences and options, along with the anticipated growth in the botanical category. The Company’s ability to grow its product offering as a result of these changes will be done so in a more cost-effective manner, allowing it to scale faster. Moreover, the Company’s investment into its services offerings will further educate the Direct to Consumer base to the application of the Company’s formulas. The Company will continue to invest in the Direct-to-Practitioner channel by increasing advertising to this segment, along with adding sales resources to support health and wellness modalities around just the Acupuncture market, which continues to provide growth but which has been the Company’s primary focus since launching its wholesale initiatives.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Use of Proceeds

If we raise the Target Offering Amount of $9,998.39 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  96.5%
  If only the minimum amount it raised, those funds will be used exclusively for marketing purposes. This could include expenses for the Equity Crowd Funding / Reg CF campaign.

If we raise the over allotment amount of $1,069,997.53, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  43.5%
  As a brand with a both an established customer base and sales channels, the bulk of funds will be used for marketing purposes. Primarily, these will be used for customer acquisition for our Direct-to-Consumer initiatives, primarily through a combination of digital and offline tactics that have been tested. In addition, we have established a marketing mix of tactics that works for our brand and target consumer base, which includes everything from targeted sampling opportunities to video advertising. Through our time as a young company, we are beyond the stage of testing audiences - our objective is to amplify the marketing tactics that are working, and bring the product and brand to more people in our large and growing customer groups. In addition, we will be further investing into the capabilities of our website, giving the user more control over purchasing options, subscriptions and consultations.

- *Inventory*
  25.0%
  Our products, while primarily packaged and tested in the US, all have international components that have high minimum order quantities involved (MOQs). By increasing our inventory, we'll not only be able to achieve better pricing on both ingredient components (to include packaging) and tolling, helping increase margins, but also have the ability to better promote and pursue larger wholesale opportunities.

- *Working Capital*
  8.0%
  Given the international nature of some of our ingredients and packaging components, we will maintain a safety stock domestically for later production into finished inventory, allowing us to minimize out of stocks and drive efficiencies with our manufacturers through the better timing of our production needs. This will also be used for the transition of our packaging materials into other pack sizes and configurations.

- *Sales & Customer Support*
  10.0%
  To amplify the efforts with our Direct-to-Practitioner sales channel efforts, we will add resources through both sales materials and personnel to support this channel. This includes the ability to participate in "in-person" trade events (as they open up) and also additional field support. In addition, we will invest in the support of our Direct-to-Consumer customers and their entire journey, both through resources devoted to customer experience, but also through technology to enhance their order frequency and basket sizes (among other opportunities).

- *Operations*
  10.0%
  We will invest in our support staff for fulfillment needs and capabilities, along with general support functions. We embrace a "lean" operational methodology in everything that we do, so funds here will be directly to only those functions that improve the customer experience, or help deliver operational efficiencies to improve overall profitability.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at mydaolabs.com (daolabs.com/pages/AR).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not

exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/dao-labs

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR DAO Labs, Inc.

[See attached]

DAO LABS LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members of
DAO Labs, LLC
Minneapolis, Minnesota

We have reviewed the accompanying financial statements of DAO Labs, LLC (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 30, 2021
Los Angeles, California

DAO LABS LLC
BALANCE SHEET
(UNAUDITED)

As of December 31,	2020	2019
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 15,540	$ 22,699
Inventories	50,507	54,459
Prepaids and other current assets	9,710	-
Total current assets	**75,757**	**77,158**
Property and equipment, net	1,617	3,141
Total assets	**$ 77,374**	**$ 80,299**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 32,060	$ 47,862
Current portion of loans and notes	222,819	-
Forward financing	33,592	20,219
Deferred Revenue	-	12,490
Other current liabilities	42,341	18,015
Total current liabilities	**330,812**	**98,586**
Convertible Notes	420,250	307,000
Promissory Notes and Loans	10,992	187,307
Total liabilities	**762,054**	**592,894**
MEMBERS' EQUITY		
Members' Equity	(684,681)	(512,595)
Total members' equity	**(684,681)**	**(512,595)**
Total liabilities and members' equity	**$ 77,374**	**$ 80,299**

See accompanying notes to financial statements.

DAO Labs LLC
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2020**	**2019**
(USD $ in Dollars)		
Net revenue	$ 339,944	$ 187,784
Cost of goods sold	127,500	100,922
Gross profit	212,444	86,862
Operating expenses		
General and administrative	211,309	290,372
Sales and marketing	142,459	148,616
Total operating expenses	353,767	438,988
Operating income/(loss)	(141,323)	(352,126)
Interest expense	30,763	22,267
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(172,085)	(374,392)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (172,085)**	**$ (374,392)**

See accompanying notes to financial statements.

(in , $US)		Total Members' Equity
Balance—December 31, 2018	**$**	**(138,203)**
Net income/(loss)		(374,392)
Balance—December 31, 2019	**$**	**(512,595)**
Net income/(loss)		(172,085)
Balance—December 31, 2020	**$**	**(684,681)**

See accompanying notes to financial statements.

DAO LABS LLC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(172,085)	$	(374,392)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		1,524		1,524
Interest expenses on Convertible notes		22,963		-
Changes in operating assets and liabilities:				
Inventory		3,952		12,662
Prepaid expenses and other current assets		(9,710)		10,845
Accounts payable and accrued expenses		(15,803)		1,274
Deferred Revenue		(12,490)		12,490
Other current liabilities		24,326		17,099
Net cash provided/(used) by operating activities		**(157,323)**		**(318,499)**
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowing on Loans and Notes		46,503		15,376
Borrowing on Convertible Notes		90,287		307,000
Borrowing on Forward financing		13,374		7,008
Net cash provided/(used) by financing activities		**150,164**		**329,384**
Change in cash		(7,159)		10,885
Cash—beginning of year		22,699		11,814
Cash—end of year	**$**	**15,540**	**$**	**22,699**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	30,763	$	22,267
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

DAO Labs LLC was formed on January 1, 2016 in the state of Delaware. The financial statements of DAO Labs LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Minneapolis, Minnesota.

DAO Labs is engaged in selling of products which utilizing herbs sourced from Asia which are combined with natural flavors. DAO's products offer a modern day and convenient approach to health and balance through a centuries' old heritage and practice. Our ingredients are thoroughly tested and certified in a U.S. facility for safety, quality and authenticity. Only batches that meet cGMP standards for both the herbs and processing, one of the strictest standards in the world, are packaged and distributed to our customers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020, and December 31, 2019, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to all raw materials (herbs, ingredients, packaging) which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Furniture and fixtures	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2020 and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Income is principally comprised of revenues earned by the Company as part of the sale of its products over website (90%) and subscriptions (10%)

Cost of sales

Costs of goods sold include herbs, flavors &other Ingredients and packaging, distribution services, freight and delivery.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $142,459 and $148,616, which is included in sales and marketing expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 30, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2020	2019
Finished inventory	50,507	51,561
Sample packaging		2,899
Total Inventories	**50,507**	**54,459**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of Year Ended December 31,	2020	2019
Prepaid expenses	9,710	-
Total Prepaids Expenses and other Current Assts	**$ 9,710**	**$ -**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2020	2019
Sales Tax Payable	3,851	2,488
Accrued interest	38,490	15,527
Total Other Current Liabilities	**42,341**	**18,015**

5. PROPERTY AND EQUIPMENT

As of December 31, 2020, and December 31, 2019, property and equipment consists of:

As of Year Ended December 31,	2020	2019
Furnitures and fixtures	$ 7,619	$ 7,619
Property and Equipment, at Cost	**7,619**	**7,619**
Accumulated depreciation	(6,002)	(4,478)
Property and Equipment, Net	**$ 1,617**	**$ 3,141**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2020 and 2019 was in the amount of $1,524 and $1,524 respectively.

6. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2020

Member's name	Ownership percentage
John G. McGarvey	**44.11%**
Travis W. Metzger	**19.61%**
Others	**36.28%**
TOTAL	**100.00%**

7. DEBT

Promissory Notes & Loans

During the years presented, the Company has entered into promissory notes & loans. The details of the Company's loans, notes, and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	2020 Interest Expense	2020 Accrued Interest	2020 Current Portion	2020 Non-Current Portion	2020 Total Indebtedness	2019 Interest Expense	2019 Accrued Interest	2019 Current Portion	2019 Non-Current Portion	2019 Total Indebtedness
					For the Year Ended December 2020					For the Year Ended December 2019				
Sunrise Banks, N.A. PPP loan	$ 22,200	1.00%	Fiscal Year 2020	17/ 10/ 2022	$ 130	$ 130	$ 11,208	$ 10,992	$ 22,200					
Note Payable to co-founder Delmar Metzger	$ 60,000	3.00%	Fiscal Year 2018	12/31/2021	$ 1,800	$ 1,800	$ 60,000		$ 60,000	$ 1,800	$ 1,800	$ -	$ 45,000	$ 45,000
Note Payable to co-founder John McGarvey	$ 151,611	3.00%	Fiscal Year 2017	12/31/2021	$ 4,548	$ 4,548	$ 151,611		$ 151,611	$ 4,548	4,548	-	$ 142,307	142,307
Total					$ 6,478	$ 6,478	$ 222,819	$ 10,992	$ 233,811	$ 6,348	$ 6,348	$ -	$ 187,307	$ 187,307

The summary of the future maturities is as follows:

As of Year Ended December 31, 2020	
2021	$ 222,819
2022	10,992
2023	-
2024	
2025	
Thereafter	
Total	**$ 233,811**

The Company applied for PPP loan forgiveness, and it expects for the loan to be forgiven. Once the loan is forgiven, the Company will recognize other income in the amount of the forgiven loan. The Company also had a majority of the two Note Payables converted into Common Stock. Please refer to Section 10 below for more details.

Forward Financing

During fiscal year 2020, the Company entered into the finance agreement with Shopify Capital Inc, in the total amount of $44,070. It bears remittance rate of 17%. The lender provides the company with the advance amount of $39,000 in exchange for sale of receivables to the lender. As of December 31, 2020 December 31,2019, the outstanding balance of this kind of financing is in the amount of $33,592 and $20,218, and entire amount is classified as the current portion.

Convertible Note(s)

The convertible notes details are in the following table:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	2020 Interest Expense	2020 Accrued Interest	2020 Current Portion	2020 Non-Current Portion	2020 Total Indebtednes s	2019 Interest Expense	2019 Accrued Interest	2019 Current Portion	2019 Non-Current Portion	2019 Total Indebtednes s
					For the Year Ended December 2020					For the Year Ended December 2019				
2019 Convertible Notes	$ 420,250	6.00%	Fiscal Year 2019	5/5/2023	22,963	22,963	-	420,250	420,250	15,527	15,527	-	$ 307,000	307,000
Total					$ 22,963	$ 22,963	$ -	$ 420,250	$ 420,250	$ 15,527	$ 15,527	$ -	$ 307,000	$ 307,000

The convertible notes are convertible into equity securities of the company (Registrable Securities) held immediately prior to the effectiveness of the Registration statement for such offering or enter into swap or other arrangement that transfer to another, in whole or in part, any economic consequence of the ownership of the equity securities. Conversion of the Notes into Conversion units will require lender execution of certain agreements in the form agreed by investor in the Qualified Financing or as otherwise reasonable required by the conversion in connection with an optional conversion, relating to the purchase and sale of such securities. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately. These Convertible Notes were converted into Common Stock in 2021. Please refer to Section 10 below for more details.

8. RELATED PARTY

Starting from December 31, 2017 the company received loans in the aggregate $ 211,611 from two co-owners Mr. John McGarvey and Mr. Delmar Metzger. The loan bear 3% interest rates and have maturities date as of December 31, 2021. As of December 31, 2020, and December 31, 2019, outstanding balance are $ 211,611 and $ 187,307 and entire amount is classified as the current portion.

9. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company enters various operating leases for facilities. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2020, are as follows:

Year	Obligation	
2021	$	27,269
2022		2,479
2023		-
Thereafter		-
Total future minimum operating lease payments	**$**	**29,748**

Rent expense was in the amount of $ 29,478 and $ 19,298 as of December 31, 2020 and December 31, 2019, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through April 30, 2021 the date the financial statements were available to be issued.

On April 7, 2021, Dao Labs LLC., a Delaware LLC, converted to Dao Labs Inc., a Delaware C Corporation. Dao Labs Inc. is authorized to issue 5,000,000 shares of Class A common stock with par value of $0.001 per share and 5,000,000 shares of non-voting Class B common stock with par value of $0.001. The total number of Class A common stocks shares issued and outstanding as of April 30, 2021 was 4,253,931.

During 2021, $466,180 of Convertible Notes (including interest) and $197,712 of shareholder loan were converted into common stocks.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $141,323, an operating cash flow loss of $157,323 and liquid assets in cash of $15,540, which less than a year worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Dao Labs

Modern Approach to Ancient Wellness



Website | Minneapolis, MN | BIOTECHNOLOGY

DAO Labs is a Dietary Supplements and Lifestyle company that combines the ancient principles of Traditional Chinese Medicine with modern convenience. We provide solutions to wellness needs when western options fail.

$0.00 raised

0 Investors	$12.5M Valuation
$2.83 Price per Share	$299.98 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Established portfolio of products, incredibly favorable consumer testimonials, growing customer base and a presence in multiple large, wellness categories.
- Dedicated network of alternative healthcare providers, globally, with tremendous room to further scale.
- The global market for botanicals and acupuncture is surging, with anticipated CAGR of 19.8% to $165 billion by 2027.

"We Deliver Wellness Through the Wisdom of Traditional Chinese Medicine and the Healing Powers of Our Innovative Products"


Natural Solutions For When Western Options Fail

DAO Labs incorporates the 2,500 year old practice of Traditional Chinese Medicine into modern formats that allow our customers to live more active, fuller lives. By focusing on the concept of internal "imbalance", Traditional Chinese Medicine delivers natural wellness solutions by treating the underlying need, not just the symptoms. It's no wonder that the healing powers have stood the test of time, and are forecasted to become more in demand as the world re-opens, and consumers' desire for health and their safety grows.

OVERVIEW

The New Way of Health - Solutions Born in Nature, Not in a Lab

While the practice of acupuncture and Chinese herbal medicine dates literally thousands of years, we had our first encounters with the power of Traditional Chinese Medicine nearly 25 years ago in the hospitals of Beijing, herbal clinics in Tibet, and the kitchens of Shanghai. Since that time, we've literally and figuratively crossed bridges to bring a new "way" of life for those seeking alternative methods of health and healing.


TRADITIONAL CHINESE MEDICINE
Healing Powers Tested by Time

It's our personal experience with, knowledge of and passion for Traditional Chinese Medicine that has allowed us to create products and services that will bring balance, health and harmony into peoples' lives.

From our Sleep Series formulas that have transformed our customers' sleep, to our Immunity Support formula that kept people safe and healthy throughout 2020, we've embraced the power of traditional Chinese Medicine to deliver wellness solutions, but in formats and ways that have previously prevented this global practice from exploding in the West.

We also believe in the need to be strong global citizens, which is why we support WildAid, a non-profit that advocates against the poaching of exotic animals for commercial purposes. Our belief is that healing begins in nature, and we strive to support that belief every step of our journey.


DAO
DAO
COLD & ALLERGY
DAO
DAO
WOMEN'S FORMULA

THE PROBLEM

Despite its Global Popularity, Traditional Chinese Medicine is Still Widely Inaccessible to the Western Market

Traditional Chinese Medicine is considered a highly effective preventive medicine practice throughout many parts of the world, but it's nearly impossible to comprehend or intimidating for many Western consumers. Consequently, the powerful healing powers are largely inaccessible to this market.


DESPITE THE POWER OF TRADITIONAL CHINESE MEDICINE, THE BARRIERS ARE MANY:
Confusing Names & Terminology
Flavors that are Hard to Swallow
How to Get Started
Quality & Sourcing

THE SOLUTION

Our Innovative Product Offerings & Ease of Ordering Make Traditional Chinese Medicine Accessible & Digestible

At DAO Labs, it is our mission to make Traditional Chinese Medicine as accessible, approachable and as palatable as possible. We've created a direct-to-consumer platform that allows us to reach customers globally, and built a network of alternative healthcare practitioners who carry our formulas and support our outreach, vision and message.






TRADITIONAL CHINESE MEDICINE - MADE ACESSIBLE

QUALITY ASSURED

SUSTAINABLE

RIGOROUS TESTING PROCESSES

EASY & CONVENIENT

PERKS

AN INVESTMENT IN DAO IS AN INVESTMENT IN YOUR HEALTH

A Wellness Journey Like No Other Begins When You Invest

TIER 1 $300+
- Immunity Bundle (5 Days of Immunity Support)
- One Week of Bounce Back Cold & Flu Formula

TIER 2 $750+
- Immunity Bundle (5 Days of Immunity Support)
- One Week of Bounce Back Cold & Flu Formula
- DAO Labs Herbal Hydro Flask

TIER 3 $1,500+
- Immunity Support Bundle
- Bounce Back Cold & Flu Formula - One Week
- DAO Labs Hydro Flask
- DAO Labs Gua Sha Facial Stone Kit
- 10% Lifetime Product Discount

TIER 4 $3,000+
- Immunity Support Bundle
- Bounce Back Cold & Flu Formula - One Week
- DAO Labs Hydro Flask
- DAO Labs Gua Sha Facial Stone Kit
- Virtual Consultation
- 15% Lifetime Product Discount

TIER 5 $5,000+
- Immunity Support Bundle
- Bounce Back Cold & Flu Formula - One Week
- DAO Labs Hydro Flask
- DAO Labs Gua Sha Facial Stone Kit
- Virtual Consultation
- 20% Lifetime Product Discount
- 3% Bonus Shares

TIER 6 $10,000+
- Immunity Support Bundle
- Bounce Back Cold & Flu Formula - One Week
- DAO Labs Hydro Flask
- DAO Labs Gua Sha Facial Stone Kit
- 25% Lifetime Product Discount
- Annual call with CEO and Consultation with Dr. Eric Karchmer
- 5% Bonus Shares

TIER 7 $15,000+
- Immunity Support Bundle
- Bounce Back Cold & Flu Formula - One Week
- DAO Labs Hydro Flask
- DAO Labs Gua Sha Facial Stone Kit
- 40% Lifetime Product Discount
- Annual call with CEO and Consultation with Dr. Eric Karchmer
- 7% Bonus Shares

TIER 8 $25,000+
- Immunity Support Bundle
- Bounce Back Cold & Flu Formula - One Week
- DAO Labs Hydro Flask
- DAO Labs Gua Sha Facial Stone Kit
- 40% Lifetime Product Discount
- Annual call with CEO and Consultation with Dr. Eric Karchmer
- 10% Bonus Shares

DAO LABS IMMUNITY SUPPORT



DAO LABS BOUNCE BACK COLD & FLU



DAO LABS HYDRO FLASKS



DAO LABS GUA SHA FACIAL STONE KIT



**All perks occur when the offering is completed.*

THE MARKET

The Dietary Supplement Market is Surging Since COVID, and Consumer Interest in Traditional Chinese Medicine Has Never Been Higher

As Dietary Supplements, DAO Labs formulas are part of a large, growing and dynamic category. The total US sales of Vitamins, Minerals and Supplements was forecast at $25.9 billion in 2019, with expected growth to $32.1 billion by 2024 according to October 2019 Mintel analysis.


TOTAL U.S. SALES & FAN CHART FORECAST OF VITAMINS, MINERALS & SUPPLEMENTS
Total Sales ($ millions)
$40,000
$35,000
$30,000
$25,000
$20,000
0
$25,958.50
Best case: $33,544.30
Mintel forecast: $32,129.10
Worst case: $30,713.90
Confidence Intervals
95%
90%
70%
50%
2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024
Actual
Est
Forecast

In a post-COVID world, sales of supplements are expected to surpass $150 billion, with a record 9.5% growth in part due to the global health pandemic (source).


GLOBAL SUPPLEMENT SALES
$150 Billion
Consumer Sales ($ millions)
$100
$80
$60
$40
$20
0
2016
2017
2018
2019
2020

Looking at a different metric, the global market for "Botanicals and Acupuncture" is forecast to grow dramatically over the coming years, and is expected to reach $165.11 billion by 2027 from $38.94 billion in 2019, representing a CAGR of 19.76%. This is fueled by the consumer base for complementary medicine, where the "benefits and philosophies associated with it" is propelling some of the growth. The report specifically notes that "Herbal medicine, naturopathy and homeopathy are the three most adopted complementary therapies". (Source)


The Global Botanicals & Acupuncture Market estimated growth: 2019-2027
$38.94 BILLION in 2019
TO
$165.11 BILLION in 2027
=
A 19.76% CAGR

According to a 2019 study by MindBody (source), "Acupuncture is one of the top integrative health services people are interested in trying. The service is most popular across all age groups and genders with the exception of 18-25 year old women, where it came in second behind massage services".

From a positioning perspective, we consider the term "Acupuncture" as a halo for all aspects of Traditional Chinese Medicine, from needling to herbs, moxibustion to Chinese dietary therapy. Through both our Telehealth/Virtual Consultations service, and our current product offerings, we speak to these needs in a consumer forward way.

UPCOMING 2019 INTEGRATIVE HEALTH TRENDS:

Top 10 Integrative Health Services Americans Are Interested In Trying Next



29%
Acupuncture
21%
Massage
18%
Acupressure
18%
Nutrition Counseling
17%
Detox Program
16%
Chiropractic Care
16%
Hydrotherapy
16%
Reflexology
15%
Float Tanks/ Flotation Therapy
14%
Non-Surgical Body Sculpting Treatments

Finally, when looking at just a few of the categories our products are in, the near term growth outlook is extremely favorable, driven by trends captured in the above data, along with behavioral changes as a consequence of the on-going pandemic.

DAO LABS OFFERS SOLUTIONS IN CATEGORIES THAT ARE BOTH LARGE & GROWING



IMMUNITY SUPPLEMENTS
$5.2 bn (e)[1]
SLEEP SUPPLEMENTS
$1.4 bn (e)[2]
JOINT HEALTH SUPPLEMENTS
$9.4 bn (e)[3]
COLD $ COUGH (OTC)
$16.6 bn (e)[4]

* Source, Source, Source, Source

OUR TRACTION

We Have a Fast Growing Customer Base, Target an Underserved Market, and Offer Products People Love

Since our launch in 2017, we've both created, cultivated and engaged a highly active consumer base, while simultaneously building a growing community of over 500 alternative health practitioners who are currently trained and selling our formulas in over 5 counties.



DIGESTIVE HARMONY
EMOTIONAL HEALTH
SLEEP SUPPORT
DAO
LABS
WELLNESS REDEFINED
WOMEN'S HEALTH
IMMUNITY & POLLEN
JOINT HEALTH
COLD & COUGH
Healthcare Practitioners = 500
Available in 5 Countries
Products in 7 Large Categories

In addition, we are one of the first herbal supplement companies to create a user interface and related fulfillment capabilities to allow customers to customize and personalize their orders, a major opportunity in the Vitamins, Mineral and Supplements category (according to Mintel).

PERSONALIZED HERBS: CREATE A CUSTOMIZED REGIMEN THAT FITS YOUR NEEDS


1
How are
you feeling?
2
We build
a solution
3
Send only
what's needed

We also launched two very relevant and timely solutions for the changes in consumer needs and behavioral shifts in 2020.


COLD SEASON
SOLUTIONS


TELE-HEALTH SERVICES
"VIRTUAL CONSULTATIONS"



TESTIMONIALS

Real People Share Their Life Changing Experiences
with DAO Labs/Chinese Medicine

Bounce Back + Breathe Clear

I started taking Bounce Back in conjunction with Breathe Clear when I felt something coming on. Whether it was a cold, allergies, or just stress is yet to be known but it's helped stave off any additional symptoms!

Mallroy B.

Love My "Dream Potion"

Love this product. It has become my guaranteed go to when I feel the anxiety driven monkey mind take over before bedtime. It provides a serious deep sleep that always comes with a cloaking, warm rest.

Anonymous

Helped ease period pain

I started this after a really badperiod based on my acupuncturists recommendation. It has been a few months of taking this and I can firmly say it has helped with period pain & helped ease much of my symptoms.

Anonymous

Customer Review

Love this product!! I spent a week in the same room with someone that was sick and I took this formula every day and did not get sick. I will continue to use this whenever I feel a cold coming on or around people who are sick.

Deb F.

WHAT WE DO

We Help Our Customers Set a New Path for Health... And We're There Every Step of the Journey

We deliver wellness through the wisdom of Traditional Chinese Medicine and the healing powers of our innovative products. We accomplish this in the following ways:



HERBAL DIETARY SUPPLEMENTS



VIRTUAL CONSULTATIONS



RIGOROUS TESTING & SUPPLY CHAIN

- Through the development of Dietary Supplements that embrace the 2,500 year legacy of Chinese herbal medicine that transform our customers' health and wellness goals.
- Through one-on-one support with our Telehealth/Virtual Consultation offering, allowing our customers to work directly with an acupuncturist to achieve their wellness objectives.
- Through rigorous testing. Our herbs are initially tested in Asia and then re-tested in the U.S. Every herb runs through a minimum of 10 different tests before being certified safe for consumption and for purity.

Finally, we educate about the benefits of living a "Traditional Chinese Medicine Lifestyle" through our online publication, *The Way*, that assembles articles written by acupuncturists globally on topics ranging from basic key concepts of Chinese medicine, to lifestyle articles such as why professional athletes rely on acupuncture for enhanced performance.

THE BUSINESS MODEL

Direct to Consumer, Direct to Practitioner: Wellness Delivered to Your Doorstep

We sell our products both directly to consumers ("DTC"), as well as directly to qualified alternative healthcare providers ("B2B"), primarily in the Acupuncture and Doctors of Chinese Medicine fields. Both DTC and B2B transactions occur on our large online platform, with all orders shipped directly to our customers' doorsteps.


道
D'AO
LABS

We control the experience every step of the way, allowing us to offer solutions that are easy to order and understand - while controlling costs.

Our products are available individually, in bundles, and via subscription options to our DTC customers. We also just launched the ability to create customized formula assortments with some of our formulas, and will be extending this to the full line later this year.



- Customization & Personalized Ordering Options
- Monthly Subscriptions
- Wholesale
- Tele-Health

We also offer a Telehealth offering through our Virtual Consultation platform, connecting customers with a licensed acupuncturist.

For our professional accounts, we have a wholesale pricing program with supporting marketing materials that are used with their patients and clients. All wholesale orders are drop-shipped directly to the account (we do not utilize third party distributors).

HOW WE ARE DIFFERENT

We are Transforming Health by Making Traditional Chinese Medicine Accessible

Not only is DAO Labs led by world-renowned experts in Traditional Chinese Medicine, but we are leading the way in innovation, supply chain and sourcing transparency as we bring this powerful practice to more people.



This can be a complex way to health, but it's powerful - DAO Labs is simplifying this wellness practice and in so doing, making Traditional Chinese Medicine more approachable to western consumers seeking alternative paths to their wellness goals.





SUSTAINABLE GROWTH PRACTICES

RIGOROUS TESTING PROCESSES

UPHOLDING A TRUE RESPECT FOR NATURE

We set ourselves apart from others by our approachable packaging, a focus on making Chinese herbs taste good, and quickly adapting to modern consumer needs such as product variety, order personalization and innovation.



To our practitioner partners and wholesale accounts, our products and marketing materials are more approachable than other available options, making DAO Labs an attractive option for their clinics, patients and clients. We also give them "affiliate" sales tools that provide an additional revenue stream to their practice.

THE VISION

The Leading Traditional Chinese Medicine Brand for Western Consumers

In our young history, we quickly learned that we've tapped into something much larger - DAO Labs is creating a new way of life for those who embrace our products.


PASSPORT
DAO
LABS.
IMMUNITY
SUPPORT

Our vision is simple:

- Expand our customer base to make DAO Labs a part of all of our target consumers' lives - helping them achieve their health goals.
- Expand and continue diversifying our product offerings to create customized health and wellness solutions.
- Expand our tele-health initiative to bring more people into the world of Traditional Chinese Medicine and connect them with our practitioner partners across the world.


TRADITIONAL CHINESE MEDICINE IN THE WESTERN MAINSTREAM
DAO LABS MARKETS ANCIENT FORMULAS FOR HEALTH, SLEEP AND BEAUTY
MORNING NEWS
KTLA 5

OUR LEADERSHIP

Renowned Chinese Medicine Doctors, Consumer Experience and a Culinary Artist

Our team is comprised of people who live our company's values of expertise, authenticity, innovation and purity. The passion we share for Traditional Chinese Medicine drives our commitment to execute our vision, whether through Dr. Karchmer's interaction with his patients, or Chef Travis Metzger's application of Chinese Dietary Therapy in the foods he eats. For the DAO Labs team members, it's a lifestyle.



John G. McGarvey brings a wealth of natural consumer product experience, having worked in the natural consumer product industry for nearly 10 years. Prior thereto, he worked in Lhasa, Tibet, China, where he was first introduced to Chinese herbal medicine. His career began in a variety of jobs in the financial services industry. John has an MBA from the Kellogg School of Management and with a BSS from Northwestern University.



Dr. Eric Karchmer, MD (China), Phd, LAc began studying Chinese medicine over 25 years ago and today is a published author, international speaker and practitioner of Traditional Chinese medicine. Dr. Karchmer spent 5 years at the renowned Beijing University of Chinese Medicine, after which he received his Phd from the University of North Carolina with a focus on medical anthropology. He received his Bachelors of Arts in Molecular Biography from Princeton University. He is the recipient of a Fulbright Scholarship to study the adaptation of Traditional Chinese Medicine to treat emerging diseases, especially in children. His book, "Innovation and the Postcolonial Struggle of Chinese Medicine", by Fordham University Press, will be released this fall.



Travis W. Metzger's roots to Chinese medicine began through embracing a "food as medicine" philosophy at a young age, leading to an initial career in culinary arts where he led kitchens and menu development at restaurants across the U.S. His experience continued with product development for natural consumer product companies, and time in Asia embracing aspects of Chinese dietary therapy. He studied at the New England Culinary Institute.



Dr. Shelley Ochs has been a licensed practitioner of Traditional Chinese Medicine and acupuncture since 2000, and was the first westerner to complete her PhD in the History of Chinese Medicine at the Academy of Chinese Medical Sciences in Beijing. Her clinical training includes an M.S. in Traditional Chinese Medicine from the Bilingual Program of the American College of Traditional Chinese Medicine in San Francisco. She currently resides in Beijing where she regularly contributes articles on Chinese medicine for both academic and clinical journals.



Sean Ryan is a veteran of the natural product industry as both a marketing executive and operating investor, with a focus on the tea category. Sean's career began at Nestle, which was a springboard for his leadership roles at Oregon Chai where he served as Chief Operating Officer, to CEO of Pure Steeps Beverage. Sean has an MBA from UCLA Anderson School of Management and attended the University of California, Los Angeles for his undergraduate studies.

Brad McDowell is a DAO Labs Director, who brings a wealth of operating and financial experience to the Company. He's currently a partner at Paisley Capital Partners in Minneapolis, which owns and operates small businesses in the midwest. Brad studied economics at Carlton College.

Matthew Karchmer is a DAO Labs Director. He's currently a portfolio manager of Point72 Asset Management in New York City, with a focus on consumer products which is an industry he has covered for nearly 10 years. He has an M.B.A. from the Harvard Business School and attended Princeton University.

WHY INVEST

Join Us On an Exciting Journey to Bring this New Way of Wellness to the West…. and To You

Demand for Traditional Chinese Medicine has never been more in demand in the west - and that's just to the people who know it exists. Led by a world class team of Traditional Chinese Medicine practitioners and consumer product executives, we're unlocking natural solutions in large wellness categories that are rapidly growing in light of the global pandemic, shifts in consumer preferences and their broader medical needs.

In addition, our focus on innovation, category disruption and Telehealth to bring more people in, is creating an eco-system that allows us to rapidly scale - while making peoples' lives healthier in the process.

In Chinese, the word "DAO" translates to "path" or "journey". We invite you to join us on this powerful path to wellness.



Meet Our Team

Offering Summary

Company	DAO Labs, Inc.
Corporate Address	807 Broadway St NE, Minneapolis, MN 55413
Offering Minimum	$9,998.39
Offering Maximum	$1,069,997.53
Minimum Investment Amount (per investor)	$299.98

Terms

Offering Type : Equity

Security Name : Class B Common Stock

Minimum Number of Shares Offered : 3,533

Maximum Number of Shares Offered : 378,091

Price per Share : $2.83

Pre-Money Valuation : $12,499,210.06

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Early Bird

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 10% Bonus Shares.

Super Early Bird Bonus

Invest within the first week and receive additional 5% Bonus Shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 2% Bonus Shares.

Investment Incentives and Bonuses*

Tier 1: $300+

- Immunity Bundle (5 Days of Immunity Support)
- One Week of Bounce Back Cold & Flu Formula

Tier 2: $750+

- Immunity Bundle (5 Days of Immunity Support)
- One Week of Bounce Back Cold & Flu Formula
- DAO Labs Herbal Hydro Flask

Tier 3: $1,500+

- Immunity Support Bundle
- Bounce Back Cold & Flu Formula - One Week
- DAO Labs Hydro Flask
- DAO Labs Gua Sha Facial Stone Kit
- 10% Lifetime Product Discount

Tier 4: $3,000+

- Immunity Support Bundle
- Bounce Back Cold & Flu Formula - One Week
- DAO Labs Hydro Flask
- DAO Labs Gua Sha Facial Stone Kit
- Virtual Consultation
- 15% Lifetime Product Discount

Tier 5: $5,000+

- Immunity Support Bundle
- Bounce Back Cold & Flu Formula - One Week
- DAO Labs Hydro Flask
- DAO Labs Gua Sha Facial Stone Kit
- Virtual Consultation
- 20% Lifetime Product Discount
- 3% Bonus Shares

Tier 6: $10,000+

- Immunity Support Bundle
- Bounce Back Cold & Flu Formula - One Week
- DAO Labs Hydro Flask
- DAO Labs Gua Sha Facial Stone Kit
- 25% Lifetime Product Discount
- Annual call with CEO and Consultation with Dr. Eric Karchmer
- 5% Bonus Shares

Tier 7: $15,000+

- Immunity Support Bundle
- Bounce Back Cold & Flu Formula - One Week
- DAO Labs Hydro Flask
- DAO Labs Gua Sha Facial Stone Kit
- 40% Lifetime Product Discount
- Annual call with CEO and Consultation with Dr. Eric Karchmer
- 7% Bonus Shares

Tier 8: $25,000+

- Immunity Support Bundle
- Bounce Back Cold & Flu Formula - One Week
- DAO Labs Hydro Flask
- DAO Labs Gua Sha Facial Stone Kit
- 40% Lifetime Product Discount
- Annual call with CEO and Consultation with Dr. Eric Karchmer
- 10% Bonus Shares

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Dao Labs, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.83 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $283. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Main Video Transcript

John McGarvey: Health is much bigger than just diagnosis, symptoms, and treatments. In a clinical Western world, there's room for alternative modalities, particularly those that have been used for thousands of years by people all around the world. We're changing the perception of alternative medicine. This isn't a fad. We're ensuring that people have the tools they need for overall health, wellness, and quality of life.

Dr. Eric Karchmer: interest in Chinese medicine began just after college when I traveled to China. I had been pre-med in college and was losing interest in pursuing that career, went to China and suddenly found myself fascinated with the culture, the society, and the history of the country. Gradually, after a few years, next thing I knew, I found myself studying Chinese medicine.

John McGarvey: DAO Labs is a dietary supplement, services, and lifestyle company. We combine Chinese herbal medicine theory with fresh flavors, customized formulas, and unique product design. By preserving this ancient wisdom, we transform our customers wellness practices with tailored regimens and simple but powerful tools. Our formulas deliver very powerful results to common problems such as joint strength and women's health to sleep aids and cold remedies. The thing is, we're constantly evolving based on your needs.

Dr. Eric Karchmer: In the U.S. and in the West in general, when people think of Chinese medicine, they think of acupuncture. They aren't really aware or just becoming aware of herbal medicine. In fact, if you were to go to China, you would discover that herbal medicine really is the dominant modality there, so one really important thing we wanted to do at DAO Labs is to bring the power of Chinese herbal medicine to U.S. and to the west. Doing that not only through writing about it and consumer friendly ways that are so true and authentic to the practice, but also we now have virtual consultations and other ways of interacting directly with our consumers.

John McGarvey: In 2020, our business grew dramatically as customers put their personal health, immunity, and safety first. Not surprisingly, the dietary supplement industry is going to continue to grow in the coming years, surpassing an expected $150 billion in sales for about nine and a half percent growth due to the global health crisis. What's even more exciting is that the global market for botanicals and acupuncture is expected to grow from $38.9 billion in sales in 2019 to $165 billion by 2027, representing a compounded annual growth rate of 20% over that period. Together, we continue to shape the future of health with grounded, yet innovative solutions. Join us on this journey as we restore quality to modern medicine.

KTLA Video Transcript

Lauren (00:00):

J.Lo, Sandra Bullock, Snoop Dogg, Gwenyth Paltrow, Robert Downey Jr. and Madonna are among dozens of celebrities who embraced traditional Chinese medicine for beauty, health, and weight loss. DAO Labs based in Minneapolis is bringing ancient remedies of Asia into the Western mainstream. Joining us now is CEO and co-founder John McGarvey. Thank you so much for being here. So first of all, what defines Chinese medicine and how'd you get involved in it?

John G. McGarvey (00:25):

Those are great questions, and it's for good reason that all these celebrities are embracing it. Chinese medicine is a practice; it's about 2,500 years old. It's obviously practiced across much of Asia, China, Southeast Asia and whatnot and parts of Europe. But it's a practice that's only been in the United States for about 30 years.

John G. McGarvey (00:40):

And so it encompasses for a lot of people everything from acupuncture, which is what we would think of first, but herbal medicine is a huge component of it, cupping like Michael Phelps during the Olympics a few years ago, and then there's some other really cool aspects like moxibustion, which is kind of like smoke and whatnot to make your body do unique things.

John G. McGarvey (00:57):

I got involved with it because I lived in China for a couple of years, actually in Tibet. I think we had a picture of it a second ago, a much younger John McGarvey in Tibet. My first experience, and this is true, was during Thanksgiving several years ago where we were having a celebratory event, I got a stomach bug; it was bad, and it was a Chinese herbs that was the remedy that kicked it. And then ultimately, not to get too far ahead, but I ran a consumer product company for a while. Loved Asia, loved Chinese medicine, and it was just this opportunity that I said, "We got to bring this to more people."

Lauren (01:29):

So you're bringing a modern twist to Chinese medicine. Tell us about that and walk us through some of these remedies because we have them here, I believe starting with joints.

John G. McGarvey (01:37):

Absolutely. So one thing people have to understand is Chinese medicine is confusing and it does not taste very, very good, and so our products aren't remedies per se, but they're really to help support a proactive, healthy lifestyle. If we want to start talking about the formulas a little bit-

Lauren (01:50):

Yeah, sure.

John G. McGarvey (01:50):

... or whatever makes sense for the viewers. We just recently launched a Joint Vitality formula that is absolutely incredible. It's got 14 Chinese herbs in it, collagen, it's got some coconut milk. There's a great photo of it. Chinese herbs for your coffee, people, and I'm going to tell you something for a second. Thank you for the gong. This stuff works, and so-

Lauren (02:09):

So these are things that you mix into your drinks. Is that the way that you take them? And you have a sleep remedy here.

John G. McGarvey (02:15):

Absolutely. These things are very approachable. We've tried to make them approachable. As I mentioned, Chinese herbs traditionally do not taste very good, and so our whole reason for being is to make people incorporate these into a more approachable way. And so our sleep remedies we launched last year, they're absolutely incredible. There's no one reason why we don't sleep at night, and so why would we have just one solution for that, like a melatonin or an Ambien or something of that nature?

John G. McGarvey (02:37):

Unlike those, which will knock you out and sedate your nervous system, these things are all about quality sleep throughout the night. So we've got our Mental Tranquility for the person who, and this is true, like me, at 2:00 in the morning that you're working on your list of things to do, you've got the monkey mind, all that kind of stuff. That will make you really sleep happy, and I'm very, very sincere.

John G. McGarvey (02:54):

And then we launched our Physical Tranquility. There's a whole universe of people out there sleep hot. Traditionally, it's women that are in the later stage of their lives and whatnot, but it's a whole host of people that just sweat on the pillow, things of that mature.

Lauren (03:09):

Well, let's talk about that. Women's Hot and Cold Remedies.

John G. McGarvey (03:11):

Absolutely.

Lauren (03:11):

What does that even mean? And what are you drinking?

John G. McGarvey (03:14):

Oh, that's our Sleep Remedy, which will not put you to sleep, folks.

Lauren (03:17):

So is this for me to try?

John G. McGarvey (03:18):

You can try it if you want.

Lauren (03:18):

This is your personal drink? You're not sick, right? I want to see how they taste.

John G. McGarvey (03:19):

I'm not sick because I've been drinking our Immunity Support. Can you taste the herbs? Can you taste the power?

Lauren (03:26):

You know, it tastes like an unusual tea.

John G. McGarvey (03:28):

It is an unusual tea, and I'm going to ... very, very sincere when I say that you could not probably drink these like you are right now in their native form. They're very, very bitter, particularly the Joint Vitality down there. It's got a lot of ginseng and Fang Feng and other herbs that you just would not be able to swallow, but that's the whole reason that we're doing this because this stuff does work.

Lauren (03:45):

Yeah. Talk about ... I want to ask you this too. Acupuncture, acupressure, they're a big part of traditional Chinese medicine. Tell us about the move to have Medicare cover them in the US.

John G. McGarvey (03:54):

Absolutely. There's a push right now by the National Health Institute. With the opioid epidemic and just the incidence of lower back pain, which is something that we all are going to experience at some point or another, Medicaid is contemplating right now reimbursing for acupuncture and for good reason, and I would really encourage those out there that do have lower back or joint issues to work with an acupuncturist because it's very powerful and very effective.

Lauren (04:17):

All right. Well, thank you so much. Let's tell our viewers where they can learn a little bit more about what you have going on. Let's go head and put up the information. For more about DAO Labs and its full line of products, you can check out their website. You can also follow them on Instagram and #balancefromwithin. Thank you so much for coming in-

John G. McGarvey (04:32):

Well thank you!

Lauren (04:34):

... and demystifying this for us and sharing your drink with me.

John G. McGarvey (04:36):

Absolutely.

Lauren (04:37):

All right, we'll go to Mark.

Mark (04:40):

All right, Lauren. Thank you so much for that. Still-

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
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target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THAT THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF CONVERSION OF A DELAWARE LIMITED LIABILITY COMPANY UNDER THE NAME OF "DAO LABS LLC" TO A DELAWARE CORPORATION, CHANGING ITS NAME FROM "DAO LABS LLC" TO "DAO LABS INC.", FILED IN THIS OFFICE ON THE SEVENTH DAY OF APRIL, A.D. 2021, AT 2:16 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

5846793 8100V
SR# 20211208644

Authentication: 202925565
Date: 04-08-21

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:16 PM 04/07/2021
FILED 02:16 PM 04/07/2021
SR 20211208644 - File Number 5846793

STATE OF DELAWARE
CERTIFICATE OF CONVERSION
FROM A LIMITED LIABILITY COMPANY TO A CORPORATION PURSUANT TO SECTION 265 OF THE DELAWARE GENERAL CORPORATION LAW

1.) The jurisdiction where the Limited Liability Company first formed is Delaware.

2.) The jurisdiction immediately prior to filing this Certificate is Delaware.

3.) The date the Limited Liability Company first formed is 10/09/2015.

4.) The name of the Limited Liability Company immediately prior to filing this Certificate is Dao Labs LLC.

5.) The name of the Corporation as set forth in the Certificate of Incorporation is Dao Labs Inc..

IN WITNESS WHEREOF, the undersigned being duly authorized to sign on behalf of the converting Limited Liability Company have executed this Certificate on the 7th day of April, A.D. 2021.

DocuSigned by:

By: John G. McGarvey
C7C051D20BFC420...

Name: John G. McGarvey
Print or Type

Title: CEO
Print or Type

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE DO HEREBY CERTIFY THAT THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "DAO LABS INC." FILED IN THIS OFFICE ON THE SEVENTH DAY OF APRIL, A.D. 2021, AT 2:16 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

5846793 8100V
SR# 20211208644

Authentication: 202925565
Date: 04-08-21

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:16 PM 04/07/2021
FILED 02:16 PM 04/07/2021
SR 20211208644 - File Number 5846793

CERTIFICATE OF INCORPORATION OF DAO LABS INC.

I, the undersigned, for the purpose of creating and organizing a corporation under the provisions of and subject to the requirements of the General Corporation Law of the State of Delaware (the "**DGCL**"), certify as follows:

1. The name of the corporation is Dao Labs Inc. (the "**Corporation**").

2. The address of the registered office of the Corporation in the State of Delaware is 9 E. Loockerman Street, Suite 311, Dover, DE 19901, County of Kent. The name of the registered agent of the Corporation at such address is Registered Agent Solutions, Inc.

3. The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

4. The total number of shares of voting Class A Common Stock which the corporation is authorized to issue is 5,000,000, at a par value of $0.001 per share, and the total number of shares of non-voting Class B common stock which the corporation is authorized to issue is 5,000,000, at a par value of $0.001 per share.

5. The name and mailing address of the incorporator of the Corporation is John M. McGarvey, 807 Broadway Street NE, Suite 40, Minneapolis, MN 55413.

6. Unless and except to the extent that the by-laws of the Corporation (the "**By-Laws**") shall so require, the election of directors of the Corporation need not be by written ballot.

7. To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or to its stockholders for monetary damages for any breach of fiduciary duty as a director. No amendment to, modification of, or repeal of this Section 7 shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

8. The Corporation shall indemnify, advance expenses, and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a "**Covered Person**") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit, or proceeding, whether civil, criminal, administrative, or investigative (a "**Proceeding**"), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee, or agent of another corporation or of a partnership, joint venture, trust, enterprise, or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred

by such Covered Person. Notwithstanding the preceding sentence, except for claims for indemnification (following the final disposition of such Proceeding) or advancement of expenses not paid in full, the Corporation shall be required to indemnify a Covered Person in connection with a Proceeding (or part thereof) commenced by such Covered Person only if the commencement of such Proceeding (or part thereof) by the Covered Person was authorized in the specific case by the board of directors of the Corporation. Any amendment, repeal, or modification of this Paragraph 8 shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

9. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, amend, or repeal the By-Laws or adopt new By-Laws without any action on the part of the stockholders; provided that any By-law adopted or amended by the board of directors, and any powers thereby conferred, may be amended, altered, or repealed by the stockholders.

10. The Corporation shall have the right, subject to any express provisions or restrictions contained in the Certificate of Incorporation of the Corporation (the "**Certificate of Incorporation**") or the By-Laws, from time to time, to amend, alter, or repeal any provision of the Certificate of Incorporation in any manner now or hereafter provided by law, and all rights and powers of any kind conferred upon a director or stockholder of the Corporation by the Certificate of Incorporation or any amendment thereof are conferred subject to such right.

[*Signature Page Follows*]

I, THE UNDERSIGNED, being the incorporator, for the purpose of forming a corporation pursuant to the DGCL, do make this Certificate of Incorporation, hereby acknowledging, declaring, and certifying that the foregoing Certificate of Incorporation is my act and deed and that the facts herein stated are true, and have accordingly hereunto set my hand this _7__ day of __April___2021.

Incorporator:

By: ____________________________
Name: John M. McGarvey

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